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                                                                     Exhibit 8.1

               [Letterhead of Heller Ehrman White & McAuliffe LLP]


March 30, 2002


Trendwest Resorts, Inc.
9805 Willows Road
Redmond, Washington 98052


Ladies and Gentlemen:

     This opinion is being delivered to you in connection with (i) the stock purchase (the "Stock Purchase") proposed to be made by Cendant Corporation, a Delaware corporation ("Parent"), through Tornado Acquisition Corporation, an Oregon corporation and a direct, wholly-owned subsidiary of Parent ("Merger Sub"), to exchange Parent Common Stock for shares of Trendwest Resorts, Inc., an Oregon corporation (the "Company") pursuant to the Stock Purchase Agreement dated as of March 30, 2002 by and among Parent, Merger Sub, JELD-WEN, inc. ("Majority Shareholder") and certain other shareholders of the Company (the "Stock Purchase Agreement"), and (ii) the proposed merger of Merger Sub with and into the Company (the "Merger", and together with the Stock Purchase, the "Transaction") pursuant to the Agreement and Plan of Merger and Reorganization dated as of March 30, 2002, by and among Parent, Merger Sub, Majority Shareholder and the Company (the "Merger Agreement").

     Except as otherwise provided, capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. All "section" references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

     We have acted as tax counsel to the Company in connection with the Merger. As such, and for the purpose of rendering this opinion, we have examined, and are relying upon (without any independent investigation or review thereof) the truth and accuracy at all relevant times (including without limitation the Effective Time) of, the statements, covenants, representations, and warranties contained in the following documents (including all exhibits and schedules attached thereto):




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[Letterhead of Heller Ehrman Attorneys]
                                                         Trendwest Resorts, Inc.
                                                                  March 30, 2002
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     (a) the Merger Agreement;

     (b) the Stock Purchase Agreement;

     (c) the Conditional Stock Redemption Agreement dated as of March 30, 2002, between Company and Majority Shareholder (the "Redemption Agreement");

     (d) the Stock Option Agreement dated as of March 30, 2002, among Parent, Merger Sub, and Company (the "Stock Option Agreement");

     (e) those tax representation letters delivered to us by Parent, Merger Sub, Majority Shareholder, and Company (the "Tax Representation Letters");

     (f) the fairness opinion of Banc of America Securities LLC dated March 28, 2002 delivered to the Company's Board of Directors; and

     (g) the fairness opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 28, 2002 delivered to the Special Committee of the Company's Board of Directors.

The documents in paragraphs (a) through (d) will sometimes be referred to herein as the "Transaction Documents."

     In connection with rendering this opinion, we have assumed (without any independent investigation or review thereof) that:

     (a) Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and all such documents have been (or will be by the Effective
     Time) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

     (b) All representations, warranties, and statements made or agreed to by Parent, Merger Sub, Majority Shareholder, and Company, their managements, employees, officers, and directors in the Transaction Documents (including the exhibits thereto), and the Tax Representation Letters, are true and accurate at all relevant times;

     (c) All covenants contained in the Transaction Documents (including exhibits thereto) and the Tax Representation Letters will be performed without waiver or breach of any material provision thereof;

     (d) The Stock Purchase and Merger will be reported by Parent, Merger Sub, Majority Shareholder, and Company on their respective federal income tax returns in a manner consistent with the opinion set forth below;


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[Letterhead of Heller Ehrman Attorneys]
                                                         Trendwest Resorts, Inc.
                                                                  March 30, 2002
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     (e) Any representation or statement qualified with reference to a person's knowledge, intention, or any similar expression is correct without such qualification;

     (f) The Transaction Documents and the Tax Representation Letters reflect all the material facts relating to the Transaction; and

     (g) The Merger will qualify as a statutory merger under the laws of the State of Oregon.

     In connection with preparing our opinion, we have had to consider whether "substantially all" of the Company's assets, and "substantially all" of Merger Sub's assets, will be held by the Company after the Merger within the meaning of
Section 368(a)(2)(E)(i) of the Code. For the Internal Revenue Service's advance ruling purposes, the "substantially all" requirement of Section 368(a)(2)(E)(i) is satisfied if there is a retention of assets representing at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the corporation immediately prior to the transfer. All payments to dissenters and all redemptions and distributions (except for regular, normal distributions) made by the corporation immediately preceding the transfer and which are part of the plan of reorganization will be considered as assets held by the corporation immediately prior to the transfer.

Rev. Proc. 77-37, 1977-2 C.B. 568. Neither the Code nor the corresponding Treasury Regulations define the term "net assets" for purposes of applying the "substantially all" requirement. We believe, for purposes of the "substantially all" requirement, that "net assets" means gross assets less liabilities.

     Pursuant to the Transaction Documents, all of the stock of Trendwest Investments, Inc. ("TII"), certain other subsidiaries of the Company and certain other assets of the Company related to MountainStar (collectively, the "MountainStar Assets") will be distributed to Majority Shareholder in exchange for shares of Company stock owned by Majority Shareholder (the "MountainStar Redemption"). The Merger Agreement provides that, if the value of Parent Common Stock is less than ten dollars per share on the Merger Closing Date, the MountainStar Redemption shall be subject to Cancellation.

     Prior to the MountainStar Redemption, TII will assume the remaining outstanding balance of approximately $13.3 million on a promissory note in the original principal amount of $17,731,000 made by the Company to Majority Shareholder in connection with the purchase by the Company of TII from Majority Shareholder ("Purchase Note"). In addition, prior to the MountainStar Redemption, approximately $18.7 million of advances made by the Company to TII to fund capital expenditures made with respect to the MountainStar development will be reflected in a promissory note made by TII to the Company ("Intercompany Note"). Under the Merger Agreement, the Intercompany Note must be fully


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[Letterhead of Heller Ehrman Attorneys]
                                                         Trendwest Resorts, Inc.
                                                                  March 30, 2002
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paid shortly after consummation of the Merger. There is no published authority as to what types of liabilities are to be included in calculating the "net asset" value of any asset for purposes of the "substantially all" requirement of
Section 368(a)(2)(E)(i). However, we believe that the Purchase Note and the Intercompany Note, because they reduce the net value of the MountainStar Assets distributed to Majority Shareholder, should be taken into account in determining the "net asset" value of the MountainStar Assets for purposes of the "substantially all" requirement.

     Further, in examining whether the surviving corporation will hold less than substantially all of the Company's pre-Transaction assets as a result of the MountainStar Redemption, we have relied on the preliminary report of a review of current land valuation for the land holdings associated with the MountainStar/UGA Project prepared by Economics Research Associates and dated as of March 26, 2002 ("MountainStar Appraisal"). While this is only a preliminary report, we have assumed that the final report will conclude that the value of the MountainStar Assets is no greater than that in the preliminary report. We have also relied on an analysis, prepared by Banc of America Securities LLC, that shows that the appraised value of the MountainStar Assets, as reduced by the Promissory Note and the Intercompany Note, will remain less than ten percent of the value of the Parent Common Stock to be delivered in the Stock Purchase and the Merger as long as the Parent Common Stock is worth at least ten dollars per share. We have assumed, without independent investigation, that the conclusions of both this analysis and the MountainStar Appraisal are correct.

     Based on our examination of the foregoing items and subject to the limitations, qualifications, and assumptions set forth herein, we are of the opinion that the Transaction will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code, if the Stock Purchase and the Merger are completed under the current terms of the Merger Agreement.

     This opinion is limited to the federal income tax consequences of the Stock Purchase and the Merger and does not address the various state, local, or foreign tax consequences that may result from the Stock Purchase and the Merger or the other transactions contemplated by the Transaction Documents.

     This opinion is not binding on the Internal Revenue Service or any court of law, administrative agency or other governmental body and represents only our best judgment as to the likely outcome if the federal income tax consequences of the Stock Purchase and the Merger were properly presented to a court of competent jurisdiction. Our conclusions are based on the Code, existing judicial decisions, administrative regulations, and published rulings as in effect on the date hereof. No assurance can be given that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of our conclusions. Nevertheless, by rendering this opinion, we undertake no responsibility to


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[Letterhead of Heller Ehrman Attorneys]
                                                         Trendwest Resorts, Inc.
                                                                  March 30, 2002
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advise you of any new developments in the application or interpretation of the federal income tax laws.

     The opinions expressed herein are solely for the benefit of the Company and may not be relied upon by any other person or entity without our prior written consent. This opinion may not be used, circulated, quoted or otherwise referenced for any other purpose, nor relied upon by any person or entity, other than the Company, without our prior written approval or written consent in each instance. This opinion is an opinion only and not a guaranty with respect to any matter stated herein.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement of Cendant Corporation on Form S-4 relating to the proposed Merger and the reference to Heller Ehrman White & McAuliffe LLP therein under the heading "THE MERGER -- Material United States Federal Income Tax Consequences of the Merger".


                                    Very truly yours,


                                    HELLER EHRMAN WHITE & McAULIFFE LLP